UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2025

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission File Number 001-31303

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Black Hills Corporation

7001 Mount Rushmore Road

Rapid City, South Dakota 57702

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	3

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits	4

Statement of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6

SUPPLEMENTAL SCHEDULE:

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets	11

Exhibits	12

Signature	13

NOTE: All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosures under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Plan Participants and Plan Administrator of

Black Hills Corporation 401(k) Retirement Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Black Hills Corporation 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2025 and 2024, the related statement of changes in net assets available for benefits for the year ended December 31, 2025, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the year ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Minneapolis, Minnesota

June 18, 2026

We have served as the auditor of the Plan since 2002.

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2025 and 2024

	2025	2024

Assets:
Investments - at fair value:
Participant-directed investments	$911,788,553	$789,443,230

Cash	8,706	11,034

Receivables:
Employer contribution	11,806,706	11,625,554
Notes receivable from participants	10,131,620	10,141,466
Total receivables	21,938,326	21,767,020

Net assets available for benefits	$933,735,585	$811,221,284

See Notes to Financial Statements.

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For The Year Ended December 31, 2025

2025
Additions to net assets
Contributions:
Participant contributions	$33,257,259
Participant rollover contributions	5,012,470
Employer contributions	28,050,698
Total contributions	66,320,427

Investment income:
Net appreciation in fair value of investments	121,791,269
Interest and dividends	14,196,676
Total investment income	135,987,945

Other income:
Interest received on notes receivable from participants	833,025

Total additions to net assets	203,141,397

Deductions from net assets:
Administrative expenses	(198,018)
Benefits paid to participants	(80,429,078)
Total deductions from net assets	(80,627,096)

Increase in net assets available for benefits	122,514,301

Net assets available for benefits:
Beginning of year	811,221,284
End of year	$933,735,585

See Notes to Financial Statements.

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

As of December 31, 2025 and 2024 and for the Year Ended December 31, 2025

(1) DESCRIPTION OF THE PLAN

The following description of the Black Hills Corporation 401(k) Retirement Savings Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the plan document for a more complete description of the Plan’s information.

General — The Plan is a defined-contribution plan for eligible employees of Black Hills Corporation and subsidiary companies (the “Company” or “Plan Sponsor”). The Plan is subject to the provisions of the Employment Retirement Income Security Act of 1974, as amended (ERISA) and is designed to comply with the provisions of Section 401(k) of the Internal Revenue Code (IRC).

Plan Administration — Charles Schwab Trust Bank (Charles Schwab) serves as custodian and trustee. The Plan is administered by the Black Hills Corporation Benefits Committee (the “Committee”). Schwab Retirement Plan Services, Inc. is the recordkeeper of the Plan.

Eligibility and Vesting — Employees meeting certain criteria, as defined in the Plan, are eligible to participate in the Plan one month following their date of employment. The Plan includes an automatic enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 6% of eligible compensation and their contributions are invested in a target retirement fund appropriate for their age until changed by the participant. The Plan includes an Automatic Savings Increase (ASI) feature where the participant’s savings rate will increase 1% annually until their savings rate reaches 15%, they have elected to change their savings rate, or they have elected to opt-out of ASI.

Participants are vested immediately in their contributions, plus actual earnings thereon. Vesting in the Company’s contribution portion of their accounts is based on years of service at a rate of 20% per year. A participant is 100% vested after five years of service. Participants also become fully vested in Company contributions if their employment with the Company is terminated due to retirement at or after attainment of age 65, total and permanent disability, or death.

Contributions — Contributions to the Plan include (i) salary reduction contributions authorized by participants, (ii) matching contributions made by the Company, (iii) non-elective contributions made by the Company; and (iv) participant rollovers from another plan.

Participants may contribute up to 50% of their eligible compensation to the Plan each year. These contributions are subject to certain IRC limitations with an annual maximum pre-tax contribution of $23,500 for 2025 and $23,000 for 2024. Combined employee pre-tax, employee after-tax, employee Roth and employer contributions per participant (excluding catch-up contributions) were limited to the lesser of $70,000 and $69,000 in 2025 and 2024, respectively or 50% of the employee’s available eligible annual pay. Participants who have attained age 50 before the end of the plan year are eligible to make catch-up contributions of $7,500 for both 2025 and 2024 respectively. There is no limit to how often participants may change their contribution percentages. The Plan provides for Company matching contributions and non-elective Company Retirement Contributions for certain eligible participants.

Company Matching Contributions — The Company makes a standard matching contribution which is equal to 100% of each eligible participant’s pre-tax, Roth and after-tax deferral contributions up to 6% of the participant’s compensation as provided under the Plan. All matching contributions are invested as directed by the participant. Company Matching Contributions of $17,905,334 were made to eligible participants in 2025.

Company Retirement Contributions — The Company Retirement Contributions are non-elective contributions made to eligible participants equal to a certain percent of their eligible compensation based upon their age and years of service at a certain date. All Company Retirement Contributions are invested as directed by the participant. Company Retirement Contributions of $11,531,134 were made to eligible participants in January 2026 for the 2025 plan year.

Rollover Contributions — Participants may also contribute amounts representing distributions from other qualified defined benefit or defined-contribution plans. Contributions are subject to certain IRC limitations. The Plan received $5,012,470 in rollover contributions from other qualified plans in 2025.

Participant Accounts — Individual accounts are maintained for each Plan participant. As applicable, each participant’s account is credited with (i) the participant’s contribution, (ii) Company contributions, and (iii) Plan earnings. Participant accounts are also charged an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investments — Participants may direct the investment of their contributions, the Company contributions and/or their account balances into various investment options offered by the Plan and may change investments and transfer amounts between funds daily. The Plan offers 21 investment options, including a common collective trust stable value fund, common collective trust Vanguard target retirement date funds TR1, Vanguard mutual funds, common stock of the Company, and a self-directed brokerage account feature, Schwab Personal Choice Retirement Account (PCRA). With respect to common stock of the Company, participants may direct up to 20% of their account balance in Black Hills Corporation common stock. With respect to the PCRA, participants may direct up to 100% of their account balance in permitted investments of the PCRA (which excludes the Plan’s investment offerings).

Notes Receivable from Participants — Participants may borrow a minimum of $1,000 from their accounts and up to a maximum of the lesser of $50,000, reduced by the highest outstanding loan balance during the one-year period ending the day before the request for a new loan, or one-half of the vested account balance. Loans are secured by an assignment of a participant’s vested interest in the Plan, and bear interest at 1% over the prime interest rate on the date of the loan. Principal and interest are paid ratably through payroll deductions. Loans must be repaid within 5 years; however, terms may exceed 5 years for the purchase of a primary residence and must be repaid within 15 years. Participants may not have more than one loan outstanding at any time. Loans are prohibited for terminated employees.

As of December 31, 2025, participant loans have maturities through August 29, 2038 at interest rates ranging from 4.25% to 9.50%.

Payment of Benefits — On termination of service with the Company (including termination of service due to death, disability, or retirement), a participant (or the participant’s beneficiary in the case of death) may generally elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her account, or installment payments.

Participants are also eligible to make hardship withdrawals from their deferred contributions in the event of certain financial hardships.

Forfeited Accounts — When certain terminations of participation in the Plan occur, the non-vested portion of the participant’s account as defined by the Plan represents a forfeiture. The Plan document permits the use of forfeitures to either reduce future employer contributions or plan administrative expenses for the plan year. However, if a participant is re-employed and fulfills certain requirements, as defined in the plan document, the account will be reinstated.

During 2025, Company contributions were reduced by $1,384,289, and $33,875 of Plan administrative expenses were paid from forfeited non-vested accounts, respectively. The balance of the forfeiture account on December 31, 2025 and 2024 was $224,018 and $141,485, respectively.

(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Contributions — Contributions to the Plan from Company employees and matching contributions from the Company are recorded when the employee's payroll deductions are made.

Investment Valuation and Income Recognition — The Plan’s investments are stated at fair value or net asset value ("NAV"). Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. NAV is determined by the financial institution sponsoring such funds by dividing the net assets by its units outstanding at the valuation date. See Note 3 for discussion on fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as those held during the year.

Notes Receivable from Participants — Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Administrative Expenses — Plan administrative expenses of approximately $198,018 in 2025 were paid by Plan participants and by Plan forfeitures and are reflected in the Statement of Changes in Net Assets Available for Benefits.

Excess Contributions Payable — The Plan is required to return contributions received during the Plan year in excess of the IRC limits. As of December 31, 2025, the Plan did not have any excess contributions payable.

Use of Estimates — The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties — The Plan provides various investment options to its participants. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such a change could materially affect the value of the participants’ account balances, and the amounts reported in the financial statements.

(3) FAIR VALUE MEASUREMENTS

ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation methodologies used to measure fair value, as follows:

•
Level 1 refers to securities valued using unadjusted quoted prices from active markets for identical assets;

•
Level 2 refers to securities not traded on an active market but for which observable market inputs are readily available; and

•
Level 3 refers to securities valued based on significant unobservable inputs.

Assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

Additional information about plan assets, including methods and assumptions used to estimate the fair value of these assets, is as follows:

Mutual funds are categorized as Level 1 and are valued at the closing price reported on the active market on which the individual securities are traded.

Common stock is valued at the closing price reported on the active market on which the securities are traded. Common stock is categorized as Level 1. See Note 7 for further discussion of Black Hills Corporation common stock.

Self-directed brokerage accounts consist of common stocks, mutual fund, and short-term investments that are valued on the basis of readily determinable market prices and are categorized as Level 1. These accounts also consist of bonds, which are valued by evaluated pricing from observable market prices, and are categorized as Level 2.

Common collective trust funds are funds based upon the redemption price of units held by the Plan, which is based on the current NAV of the common collective trust fund’s underlying assets. The NAV, as provided by the custodian, is used as a practical expedient to estimate fair value. Unit values are determined by the financial institution sponsoring such funds by dividing the net assets by its units outstanding at the valuation dates.

Except for the Invesco Stable Value Fund, there are no unfunded commitments, redemption restrictions, or redemption notification requirements. For the Invesco Stable Value Fund, there are no unfunded commitments. There is a 12 month redemption notification period for a plan level withdrawal. There are no participant level redemption restrictions or redemption notice period.

The following tables set forth by level within the fair value hierarchy a summary of the Plan’s investments measured at fair value on a recurring basis as of December 31, 2025 and 2024:

	December 31, 2025
	Level 1	Level 2	Level 3	Total Investments Measured at Fair Value	Net Asset Value	Total Investments

Mutual funds	$296,914,418	$-	$-	$296,914,418	$-	$296,914,418
Black Hills Corporation common stock	17,572,606	-	-	17,572,606	-	17,572,606
Self-directed brokerage accounts - PCRA	25,570,340	13,897,377	-	39,467,717	-	39,467,717
Common collective trust funds	-	-	-	-	557,833,812	557,833,812
Total investments	$340,057,364	$13,897,377	$-	$353,954,741	$557,833,812	$911,788,553

	December 31, 2024
	Level 1	Level 2	Level 3	Total Investments Measured at Fair Value	Net Asset Value	Total Investments

Mutual funds	$265,983,973	$-	$-	$265,983,973	$-	$265,983,973
Black Hills Corporation common stock	14,676,035	-	-	14,676,035	-	14,676,035
Self-directed brokerage accounts - PCRA	24,851,108	11,480,762	-	36,331,870	-	36,331,870
Common collective trust funds	-	-	-	-	472,451,352	472,451,352
Total investments	$305,511,116	$11,480,762	$-	$316,991,878	$472,451,352	$789,443,230

For the years ended December 31, 2025 and 2024, there were no transfers between levels.

(4) PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to amend or discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participants would become 100% vested in their accounts.

(5) FEDERAL INCOME TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated March 31, 2014, that the Plan and related trust were designed in accordance with the applicable provisions of the IRC and regulations thereunder. The Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. No uncertain positions were taken by the Plan that would require recognizing a tax liability or asset.

(6) RELATED PARTY TRANSACTIONS AND EXEMPT PARTY-IN-INTEREST TRANSACTIONS

The Plan invests in a fund offered by Charles Schwab and Black Hills Corporation common stock. These transactions qualify as exempt party-in-interest transactions.

At December 31, 2025 and 2024, the Plan held 253,135 and 250,787 shares, respectively, of common stock of Black Hills Corporation, the sponsoring employer, with a cost basis of $13,771,753 and $13,525,925 respectively. The market value of these shares totaled $17,572,606 and $14,676,035 at December 31, 2025 and 2024, respectively. During the year ended December 31, 2025, the Plan recorded dividend income from this investment of $681,267. The plan sponsor has the right to vote the shares of the Company’s common stock held by the Plan.

The Plan also issues loans to participants, which are secured by the vested balances in the participants’ accounts.

At December 31, 2025 and 2024, the Plan held Schwab U.S. Treasury Money Fund of $2,784 and $23,425 respectively.

The Plan also pays certain fees to Charles Schwab on behalf of the Plan for trust and record keeping services. Fees paid to Charles Schwab for trust and record keeping services were $21,450 and $21,825 for the years ended December 31, 2025 and 2024, respectively. These transactions qualify as exempt party-in-interest transactions.

(7) SUBSEQUENT EVENTS

The Plan has evaluated the impact of events that have occurred subsequent to December 31, 2025, through the date the Plan’s financial statements were filed with the SEC. Based on this evaluation, the Plan has determined none of these events were required to be recognized or disclosed.

***********

SUPPLEMENTAL SCHEDULE

BLACK HILLS CORPORATION 401(k) RETIREMENT SAVINGS PLAN

(EIN: 46-0458824) (Plan No. 003)

FORM 5500, SCHEDULE H, PART IV, LINE 4i —

SCHEDULE OF ASSETS (held at end of year)

As of December 31, 2025

Description	Cost**	Current Value
Common collective trust funds:
Invesco Stable Value CL B1		$23,328,232
Vanguard Target Retirement 2020 Fund TR I		15,903,947
Vanguard Target Retirement 2025 Fund TR I		46,723,056
Vanguard Target Retirement 2030 Fund TR I		68,627,743
Vanguard Target Retirement 2035 Fund TR I		84,224,389
Vanguard Target Retirement 2040 Fund TR I		78,495,628
Vanguard Target Retirement 2045 Fund TR I		98,867,501
Vanguard Target Retirement 2050 Fund TR I		64,126,931
Vanguard Target Retirement 2055 Fund TR I		45,241,065
Vanguard Target Retirement 2060 Fund TR I		21,288,939
Vanguard Target Retirement 2065 Fund TR I		4,439,356
Vanguard Target Retirement 2070 Fund TR I		700,592
Vanguard Target Retirement Income Fund TR I		5,866,433
Total common collective trust funds		557,833,812

Mutual funds:
Schwab U.S. Treasury Money Fund*		2,784
Vanguard Extended Market Index Fund		53,748,185
Vanguard Inflation-Protected Securities Fund		14,368,445
Vanguard Institutional Index Plus Fund		143,477,881
Vanguard REIT Index Fund		7,378,314
Vanguard Total Bond Market Index Fund		31,649,191
Vanguard Total International Stock Index		46,289,618
Total mutual funds		296,914,418

Common stock - Black Hills Corporation*		17,572,606

Self-directed brokerage accounts - PCRA		39,467,717

Cash		8,706

Participant loans* (interest rates ranging from 4.25% - 9.50%; Maturity dates extending through August 29, 2038)		10,131,620
		$921,928,879

________________________

* Denotes party-in-interest to the Plan

** Cost information is not required for participant-directed accounts and therefore is not included.

See accompanying Independent Auditor's Report

EXHIBIT INDEX

Exhibit Number	Description
23	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Black Hills Corporation 401(k) Retirement Savings Plan

/s/ Kimberly F. Nooney
Kimberly F. Nooney, Senior Vice President and
Chief Financial Officer

Dated:	June 18, 2026